SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D/A (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1) [1]

Stealth BioTherapeutics Corp.
(Name of Issuer)

Ordinary Shares, $0.0003 par value
(Title of Class of Securities)

85789A105
(CUSIP Number)

Ben Yip	James T. Lidbury, Esq.
Nan Fung Trinity (HK) Limited	Ropes & Gray
Room 1701-1707 Nan Fung Tower 88 Connaught Road C & 173 Des Voeux Road Central, Hong Kong Tel. +852 3106 7898	44th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Tel: +852 3664 6521
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Nan Fung Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	24,240,813*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	24,240,813*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,240,813*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.8%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 3,999,996 Ordinary Shares directly held by Permwell Management Limited (held as 333,333 ADSs, each ADS representing twelve Ordinary Shares) and 20,240,817 Ordinary Shares directly held by Pivotal Beta Limited. See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) NF Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	24,240,813*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	24,240,813*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,240,813*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.8%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 3,999,996 Ordinary Shares directly held by Permwell Management Limited (held as 333,333 ADSs, each ADS representing twelve Ordinary Shares) and 20,240,817 Ordinary Shares directly held by Pivotal Beta Limited. See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Permwell Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,999,996*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,999,996*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,999,996*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.0%**
14.	TYPE OF REPORTING PERSON		CO

* Held as 333,333 ADSs, each ADS representing twelve Ordinary Shares. See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Grand Epoch Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* Such Ordinary Shares are directly held by Pivotal Beta Limited. See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Eternal Sky Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* Such Ordinary Shares are directly held by Pivotal Beta Limited. See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Pivotal Beta Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the SEC on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

SCHEDULE 13D/A
 Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed on  July 15, 2019 (the “Original Schedule 13D”) and relates to the Ordinary Shares, $0.0003 par value (the “Shares”), of Stealth BioTherapeutics Corp., a Cayman Islands company (the “Issuer”). The address of the principal executive office of the Issuer is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands.
Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth thereto in the Original Schedule 13D.
Item 2.  Identity and Background.
No changes.

Item 3. Source and Amount of Funds or Other Consideration.
No changes.

Item 4. Purpose of Transaction.
No changes except as described below.
On July 24, 2019, Vincent Sai Sing Cheung resigned as a member of the Issuer’s Board of Directors. In addition, as disclosed in Exhibit B hereto, on December 23, 2019 Permwell Management Limited began selling ADSs of the Issuer in the normal course of portfolio management. The Reporting Persons may in the future acquire or sell additional securities of the Issuer.
Item 5.  Interest in Securities of the Issuer.

(a) - (b) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment and Item 2(a).

(c) Information concerning transactions effected by the Reporting Person(s) during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. All of the transactions listed hereto were effected in the open market through various brokerage entities and in the normal course of portfolio management.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed on July 15, 2019)
Exhibit B – Transactions in the ADSs of the Issuer During the Last 60 Days

CUSIP NO. 85789A105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019	NAN FUNG GROUP HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

NF INVESTMENT HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PERMWELL MANAGEMENT LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

GRAND EPOCH HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

ETERNAL SKY HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PIVOTAL BETA LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

CUSIP NO. 85789A105
Exhibit B
TRANSACTIONS IN THE ADSs OF THE ISSUER
DURING THE LAST 60 DAYS
______________________________
The following table sets forth all the transactions in the ADSs effected in the past sixty days by the Reporting Person(s). All such transaction were effected in the open market through brokers and the price per share is net of commissions.
Reporting Person	Trade Date	ADSs Sold[1]	Price Per ADS ($)

Permwell Management Limited	12/23/2019	278,184	$4.5431[2]

Permwell Management Limited	12/26/2019	195,649	$3.6931[3]

Permwell Management Limited	2/27/2019	26,167	$3.5311[4]

1 Each ADS represents twelve Ordinary Shares.
2 This is the weighted average sales price. Such ADSs were sold in multiple transactions at prices ranging from $4.31 to $5.10. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within each such range.
3 This is the weighted average sales price. Such ADSs were sold in multiple transactions at prices ranging from $3.50 to $4.0172. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within each such range.
4 This is the weighted average sales price. Such ADSs were sold in multiple transactions at prices ranging from $3.42 to $3.69. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within each such range.